82-34844

SUPPL

SOLBEC
PHARMACEUTICALS LTD

SOLBEC TO PRESENT AT THE BOSTON BIO-RELATIONSHIPS BUSINESS FORUM IN BOSTON AND WILL ATTEND BIO 2006 IN CHICAGO

Summary

- Solbec has been invited to present at the prestigious Boston BioRelationships U.S. investor forum on April 5.
- Solbec will also attend the 2006 Biotechnology Industry Organization (BIO 2006) conference to be held in Chicago on April 9-12.
- In addition, Solbec has been selected to present a scientific abstract outlining Coramsine's® unique mode of action at the BIO 2006 Innovation Corridor Poster Session.

Perth, Australia. 30 March 2006: Solbec Pharmaceuticals (ASX: SBP) advises that as part of its U.S. trip planned for early April Solbec has been invited to present at the prestigious Boston BioRelationships investor forum on April 5. Solbec will also attend and exhibit at BIO 2006 in Chicago. Solbec is also one of the select number of BIO attendees who have been invited to present a scientific abstract at BIO's Innovation Corridor Poster Session. The abstract will outline Coramsine's® unique oncotic cell death mode of action.

Boston BioRelationships 5 April 2006 2006

Solbec is delighted to attend and present at the invitation only Boston BioRelationships investment forum. Boston BioRelationships is an annual gathering connecting business executives, scientists and investors from the U.S. Australia, New Zealand. Solbec's Stephen Carter will present on behalf of the Company and will also be a panelist on a discussion forum entitled: "The Asia Pacific Biotechnology Capital - Using Australia and New Zealand as a base into Asia".

Boston BioRelationships is arguably the most significant annual event of its type linking U.S and ANZ life science investors and industry figures. For more information go to http://www.biorelationships.com/index.htm

BIO 2006

Solbec will also exhibit at BIO 2006 and is scheduled meet with numerous key industry representatives, many of whom have approached Solbec to update them on the progress of Coramsine's® clinical development program.

In addition, Solbec is pleased to announce that it has been chosen along with only a select few companies to present a scientific abstract at BIO's Innovation Corridor Poster

dlw 4/11

Session. Solbec's abstract will outline Coramsine's® proposed novel mode of action "Oncotic Cell Death". The poster session will offer an audience of industry professionals who are actively looking for technology innovations, collaborations with academia and early stage research organizations.

BIO is the largest annual biotechnology conference with in excess of 1,500 exhibiting companies, organizations and institutions, all involved in and focused on biotechnology and the life sciences. BIO receives more than 18,000 attendees (2006 attendance has been forecast to exceed 20,000) including heads of state, congressional leaders, investors, scientists, CEOs of biotechnology and pharmaceutical companies and leading industry executives and decision-makers.

For more information see: http://www.bio.org/events/2006

-END-

Further information:

David Sparling Business Development Manager Tel: (08) 9446 7555 Mob: 0417 721 972 Email: david.sparling@solbec.com.au	**Stephen Carter** Managing Director Tel: (08) 9446 7555 Mob: 0412 154 029 Email: stephen.carter@solbec.com.au

Background Information

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au